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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                  Tenet Healthcare Corporation
          (formerly National Medical Enterprises, Inc.)
                        (Name of Issuer)

            Common Stock, $0.075 par value per share
                 (Title of Class of Securities)

                           88033G-10-0
                         (CUSIP Number)

                   Harold S. Handelsman, Esq.
                     200 West Madison Street
                     Chicago, Illinois 60606
                         (312) 750-8102
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 13, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following pages)
                             Page 1 of 4 Pages
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1.   NAME OF REPORTING PERSON

          GKH Investments, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            -0-
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]

          The aggregate amount set forth in row 11 excludes 392,530 shares of Common Stock (.20% of the outstanding shares) owned by GKH Private Limited. See Items 3 and 6 of the initial Schedule 13D.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14.   TYPE OF REPORTING PERSON

          PN




                            Page 2 of 4 pages
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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
--------------------------------------------

THIS AMENDMENT NO. 1 AMENDS THE INITIAL SCHEDULE 13D RELATING TO COMMON STOCK OF NATIONAL MEDICAL ENTERPRISES, INC., A NEVADA CORPORATION AND PREDECESSOR OF TENET HEALTHCARE CORPORATION, DATED MARCH 10, 1995 (THE "INITIAL SCHEDULE 13D"). CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE INITIAL SCHEDULE 13D.

Item 1.   Security and Issuer
          -------------------

     This Amendment No. 1 to Schedule 13D relates to the Common Stock, $0.075 par value per share (the "Common Stock"), of Tenet Healthcare Corporation (the "Company"), the principal executive offices of which are located at 2700 Colorado Avenue, Santa Monica, California 90404.

Item 2.   Interest in Securities of the Issuer
          ------------------------------------

     (a) - (b) As of February 13, 1996, GKH, the General Partner of the Fund, determined it to be in the best interest of the limited partners of the Fund to distribute the 10,382,050 shares of Common Stock then held by the Fund to the partners of the Fund. Accordingly, as of such date, (i) each of the Fund's partners became the beneficial owner of their pro rata share of the Common Stock previously held by the Fund, and (ii) the Fund no longer beneficially owned shares of Common Stock or had any voting or dispositive power with respect thereto. No partner of the Fund received 5% or more of the Company's outstanding Common Stock as a result of the Fund's distribution.

     (c) Other than as described above, during the past 60 days, neither the Fund nor, to the best knowledge of the Fund, any of the persons identified in Appendix A to the initial
               Schedule 13D, have effected any other transactions in the Common Stock.

     (d) As of February 13, 1996, each of the Fund's partners became the beneficial owner of their pro rata share of the Common Stock previously held by the Fund. No partner of the Fund received 5% or more of the Company's outstanding Common Stock as a result of the Fund's distribution.

     (e)       February 13, 1996.





                            Page 3 of 4 pages
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                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1996.

                              GKH INVESTMENTS, L.P., a Delaware limited partnership

                              By: GKH PARTNERS, L.P., its
                                  general partner

                              By: HGM ASSOCIATES LIMITED
                                  PARTNERSHIP, a general partner

                                  By: HGM CORPORATION, its general
                                      partner


                                  By: ________________________________
                                       Harold S. Handelsman,
                                       Vice President





                             Page 4 of 4 pages